January 4, 2017

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:          MetaStat, Inc.
                Registration Statement on Form S-1 (the “Registration Statement”)
                File No. 333-215101
Ladies and Gentlemen:
MetaStat, Inc. (the “Company”) hereby requests that the effective date of the above-captioned Registration Statement be accelerated to 4:00 p.m. on January 5, 2017, or as soon thereafter as practicable. Thank you very much.

Very truly yours,
METASTAT, INC.
By:	/s/ Douglas A. Hamilton Name: Douglas A. Hamilton Title: President and Chief Executive Officer